FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

February 26, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

For Immediate Release: NR 09-04

EXETER DRILLING AT CASPICHE EXTENDS MAJOR GOLD INTERSECTION - DRILLING PROGRAM
TO BE EXPANDED

Vancouver, B.C., February 25, 2009 - Exeter Resource Corporation (NYSE-AMEX:XRA, TSX-V:XRC, Frankfurt:EXB - "Exeter" or the "Company") reports that complete assay results from drill hole CSD0321 at Caspiche, Chile are as follows: 1,214 metres (3,982 feet) at a grade of 0.90 grams per tonne gold (0.026 ounces per ton) and 0.33% copper, including 716 metres (2,349 feet) at a grade of 1.22 grams per tonne gold (0.035 ounces per ton) and 0.42% copper.

These results leave little doubt that the Caspiche gold-copper system is larger than originally contemplated. Fortunately, with additional funds becoming available upon closing of the Company’s current financing, which is scheduled to occur on February 26, 2009, the Company expects to be able to expand its 9,300 metre (“m”) (30,500 feet (“ft”)) drilling program to 12,000 m (39,360 ft) by keeping the rigs turning through to May, when the Chilean winter will close out field activities.

In keeping with Exeter’s previously announced intention to produce a National Instrument 43-101 (“NI 43-101”) compliant resources estimate in Q2-2009, Exeter expects to announce an interim resources estimate in late March or early April, to be followed by a second estimate in September.

Complete results for drill hole CSD0321, drilled to test the southwestern limits of mineralization, include:

•

1,214 m (3,982 ft) at a grade of 0.90 grams per tonne (“g/t”) gold (0.026 ounces per ton (“oz/ton”)) and 0.33% copper, from a down hole depth of 95 m (312 ft) in the primary gold-copper zone, including

•	716 m (2,349 ft) at a grade of 1.22 g/t gold (0.035 oz/ton) and 0.42% copper, from a depth of 531 m (1,742 ft), in the primary gold-copper zone.

New results received for drill hole CSD033, drilled on a section line southeast of the CSD032-CSD023-CSD014-CSD031 section and 200 m (656 ft) beyond the limits of previous deep drilling, include:

•	130 m (427 ft) at a grade of 0.47 g/t gold (0.013 oz/ton), from a down hole depth of 34 m (112 ft) to 164 m (538 ft), in the oxide (gold only) zone followed by
•	786 m (2,578 ft) at a grade of 0.33 g/t gold (0.01 oz/ton) and 0.13% copper, from a down hole depth of 164 m (538 ft) to the bottom of the hole, in the primary gold-copper zone, including
•	380 m (1,246 ft) at a grade of 0.40 g/t gold (0.016 oz/ton) and 0.21% copper, from a down hole depth of 570 m (1,870 ft) to the bottom of the hole.

Exeter’s Chairman, Yale Simpson, stated, “We expect that the effect of the very long intersection in hole CSD032, together with lower grade but potentially economic tenor mineralization encountered in CSD033, will significantly increase the size of the porphyry system.

“Additional drilling is now planned to undercut CSD032, as the system remains open to the southwest on that drill section. On the new drill section, defined by CSD033, another drill hole is planned 200 m (656 ft) northeast as we step out to determine the limits of the mineralized system in that direction.

_________________________

1  Partial results were reported previously in news release NR-0902 dated February 2, 2009 titled “Drilling at Caspiche Returns Excellent Gold Grades - System Remains Open.”

“Our drilling appears to be defining Caspiche Central as a large, crescent shaped body of mineralization that is situated on the eastern flank of a strong magnetic anomaly (a possible intrusive complex). We will continue our drilling to determine if the mineralized body in fact wraps around the magnetic anomaly.

“We have contracted an independent engineering firm to produce an interim NI 43-101 compliant resources estimate for Caspiche Central, which we expect will be released in March-April. The data base for the estimate will include drill holes completed before December 31, 2008. As drilling will now be extended through to May, a second NI 43-101 resources estimate, expected to be available in September, will include drilling results from 2009 including those released today. In addition to these results, yet to be reported results from extensions to drill holes CSD016 and CSD023 will also be included.”

Detailed drilling results are as follows:

Hole No.	From	To	Width	Gold	Copper	Status	Zone
	(m)	(m)	(m)	(g/t)	(%)
CSD032	95.0	1,309.0	1214.0	0.90	0.33	Finals	Sulphide Gold Copper Zone
Including	531.0	1,247.0	716.0	1.22	0.42	Finals	Sulphide Gold Copper Zone

CSD033	34.0	164.0	130.0	0.47	0.01	Finals	Oxide Gold Only Zone
CSD033	164.0	950.0 (BOH)*	786.0	0.33	0.13	Finals	Sulphide Gold Copper Zone
Including	570.0	950.0 (BOH)*	380.0	0.40	0.21	Finals	Sulphide Gold Copper Zone

* BOH – bottom of hole

Click here to view related plans and cross-sections

Quality Control and Assurance

Drill intercepts presented above are drill intersection widths and may not represent the true widths of mineralization. Gold and copper assay results presented have not been calculated using a gold cut-off grade, or with any cutting of high values. All diamond drill core samples are split on regular two metre intervals and represent either sawn half HQ-size or NQ-size core. Any reverse circulation drill samples are collected using a cyclone in one metre intervals; all samples are then composited into two or four metre samples. Gold samples were prepared and assayed by fire assay (50 gram charge). Copper was assayed with a four acid digestion followed by atomic absorption spectroscopy. The primary laboratory is ALS Chemex in Chile, an ISO-9001:2000 certified laboratory. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the exploratory reverse circulation and diamond drilling.

Justin Tolman, Exeter’s Caspiche Project Manager and a “qualified person” within the definition of that term in NI 43-101, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. On closing of the recently announced financing on February 26, 2009, the Company will have C$41 million in its treasury.

The Caspiche gold-copper discovery is situated in the Maricunga gold district of Chile, between the Refugio mine (Kinross Gold Corp.) and the giant Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). Drilling currently underway will be included in an updated NI 43-101 compliant resources estimate expected in September 2009. The initial resource target is large, reflecting results to date and the scale of similar gold and/or gold-copper porphyry systems in the immediate area.

2

Exeter’s priority on its Cerro Moro high grade gold-silver property in Argentina is the Escondida vein where drilling has returned multiple intercepts of 12-18 g/t gold equivalent** over potentially mineable widths. The results from drilling to December 2008 will be used to produce a NI 43-101 compliant resources estimate, expected during the second quarter of 2009. Exeter will continue to develop its conceptual models so that on receipt of a NI 43-101 resources estimate, it can advance the project to the scoping study level.

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

**	Note: Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. Forward-looking statements include, but are not limited to, the Company’s belief as to the extent and timing of its drilling programs and exploration results, the potential tonnage and grades of deposits, timing and establishment of resources estimates, potential for financing its activities, potential production from its properties and expected cash reserves. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While the Company has based this forward-looking information on its expectations about future events as at the date that such information was prepared, the information is not a guarantee of the Company’s future performance and is subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward looking information. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors, as well as those factors discussed in the Company’s Annual Information Form for the financial year ended December 31, 2007, dated March 28, 2008 filed with the Canadian Securities Administrators and available at www.sedar.com. Subject to applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

3